Undeveloped Acreage Expirations

The following table sets forth the gross and net undeveloped acreage in our core operating areas as of December 31, 2013 that will expire over the next three years unless production is established within the spacing units covering the acreage or the lease is renewed or extended under continuous drilling provisions prior to the primary term expiration dates. There are no reserves attributable to our expiring acreage.

Area	2014		2015		2016	
	Gross	Net	Gross	Net	Gross	Net
Terryville Complex	2,407	2,180	2,487	2,390	3,633	3,420
East Texas	5,212	2,606	2,027	748	—	—
Rockies	3,206	2,199	15,564	8,878	27,582	17,455
Total	10,825	6,985	20,078	12,015	31,215	20,875

Drilling Activity

The following table summarizes our drilling activity for the years ended December 31, 2013, 2012 and 2011. Gross wells reflect the sum of all wells in which we own an interest. Net wells reflect the sum of our working interests in gross wells. At December 31, 2013, 10 gross (9.2 net) wells were in various stages of completion.

	Years ended December 31,					
	2013		2012		2011	
	Gross	Net	Gross	Net	Gross	Net
Development wells:						
Productive	22.0	13.3	11.0	10.2	4.0	3.9
Dry	—	—	—	—	—	—
Total development wells	22.0	13.3	11.0	10.2	4.0	3.9
Exploratory wells:						
Productive	9.0	8.0	7.0	5.6	27.0	9.4
Dry	—	—	—	—	3.0	1.5
Total exploratory wells	9.0	8.0	7.0	5.6	30.0	10.9
Total wells drilled	31.0	21.3	18.0	15.8	34.0	14.8

Drilling Locations

1,171 of our 1,582 gross horizontal locations are attributable to acreage that is currently held by production and approximately 9% are attributable to proved undeveloped reserves as of December 31, 2013. In making these assessments, we include properties in which we hold operated and non-operated interests, as well as redevelopment opportunities. Once we have identified acreage that is prospective for the targeted formations, well placement is determined primarily by the regulatory spacing rules prescribed by the governing body in each of our operating areas.

Our 1,582 gross horizontal drilling locations include 145 locations in the proved category, 209 in the probable category, and 485 in the possible category as identified by NSAI, our third party engineers. The additional 743 gross horizontal drilling locations are locations that have been identified by our management team. We identified those additional locations using the same methodology as those locations to which probable and possible reserves are attributed – by using existing geologic and engineering data from vertical production and seismic data. Of those 743 gross horizontal drilling locations, 321 lie within the geographic areas to which probable and possible reserves are attributed and are based on assumed well spacing of 137 acres versus NSAI's well spacing assumption of 280 acres. We believe that our 137-acre spacing assumptions are supported by existing production spacing.

The remaining 422 identified gross horizontal drilling locations are within geographic areas to which probable or possible reserves are not attributed, but nonetheless are locations that we have specifically identified based on our evaluation of applicable geologic and engineering data accrued over our multi-year historical drilling activities in the surrounding area. For example, we believe that area seismic data, as well as information gathered from the results of our existing 275 vertical and 27 horizontal wells throughout the field, support the existence of at least ten stacked pay zones across the Terryville Complex. In evaluating and determining those locations, we also considered the availability of local infrastructure, drilling support assets and easement restrictions and state and local regulations. The locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors, and may differ from the locations currently identified. For a discussion of the risks associated with our drilling program, see "Risk Factors—Risks Related to Our Business—Our identified drilling locations, which are scheduled out over many years, are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling."

MEMP

The following table summarizes information about MEMP's proved oil and natural gas reserves by geographic region as of December 31, 2013 and its average net production for the three months ended December 31, 2013:

| | Estimated Total Proved Reserves | | | | | | |
	Total (Bcfe)	% Gas	% Oil & NGLs	% Developed	Standardized Measure (in millions)(1)	Average Net Daily Production (MMcfe/d)	R/P Ratio(2) (years)
East Texas/North Louisiana	598	69%	31%	54%	$ 688	110.2	15
Permian Basin	108	8%	92%	45%	362	13.3	22
California	86	0%	100%	70%	344	9.3	25
Rockies	61	83%	17%	84%	78	11.5	15
South Texas	162	85%	15%	82%	137	23.4	19
Total	1,015	60%	40%	61%	$1,609	167.7	17

(1) Standardized measure is calculated in accordance with Accounting Standards Codification, or ASC, Topic 932, *Extractive Activities—Oil and Gas*. Because MEMP is a limited partnership, it is generally not subject to federal or state income taxes and thus makes no provision for federal or state income taxes in the calculation of its standardized measure. Standardized measure does not give effect to commodity derivative contracts.

(2) The reserve-to-production ratio is calculated by dividing our estimated proved reserves as of December 31, 2013 by average net daily production for the three months ended December 31, 2013 on an annualized basis.

Estimated Proved Reserves

The following table presents the estimated net proved oil and natural gas reserves attributable to MEMP's properties and the standardized measure amounts associated with the estimated proved reserves attributable to MEMP's properties as of December 31, 2013, based on MEMP's reserve report.

	Oil (MBbl)	Natural Gas (MMcf)	Natural Gas Liquids (MBbl)	Total (MMcfe)
Estimated Proved Reserves				
Total Proved Developed	22,265	387,548	15,959	616,893
Total Proved Undeveloped	16,884	219,591	12,887	398,212
Total Proved Reserves	39,149	607,139	28,846	1,015,105